

Toni R. Isreal · 3rd

Founder at Realemn Productions

Trenton, New Jersey, United States · Contact info

387 connections

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Realemn Productions

About

Toni R. Isreal, is the CEO and Founder of REALEMN Productions LLC, Broadway's leading multicultural marketing and PR support team. REALEMN clients include 2019 8 Time Tony Award-Winning HADESTOWN, Broadway Bound - MJ The Musical, New York Theatre Workshop, and the upcoming HADESTOWN Tour 2021.

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Experience

Founder

Realemn Productions · Full-time

Skills

Marketing

Audience Development

Theatre

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